PRESS RELEASE

GOLDCORP DECLARES THIRD MONTHLY DIVIDEND PAYMENT FOR 2005
(All dollar amounts in United States dollars (US$))

Toronto, Ontario - March 2, 2005 - GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to declare its third monthly dividend payment for 2005 of $0.015 per share. Shareholders of record at the close of business on Monday, March 14, 2005 will be entitled to receive payment of this dividend on Thursday, March 24, 2005.

Goldcorp is now the world's lowest cost, million ounce gold producer. The acquisition of Wheaton River Minerals Ltd. has increased gold production, gold reserves and resources and given us one of the fastest growth curves in the industry. It has strengthened our already solid balance sheet and lowered production costs per ounce even further. The Company is in excellent financial condition: has NO DEBT, a LARGE TREASURY, positive Cash Flow and Earnings and pays a DIVIDEND twelve times a year! GOLDCORP is completely UNHEDGED.  Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact:	Corporate Office:

Ian J. Ball	145 King Street West
Investor Relations	Suite 2700
Telephone: (416) 865-0326	Toronto, Ontario
Toll Free: (800) 813-1412	M5H 1J8
Fax: (416) 361-5741	website: www.goldcorp.com
e-mail: info@goldcorp.com